UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

22nd CENTURY GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

90137F103
(CUSIP Number)

Joseph Pandolfino 9350 Main Street Clarence, NY 14031 (716) 270-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Pandolfino
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,836,776
8.	Shared Voting Power	0
9.	Sole Dispositive Power	7,836,776
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,836,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	16.2% (1)
14.	Type of Reporting Person (See Instructions)	IN

(1) The percentage calculation is based on 46,140,518 shares of common stock of 22nd Century Group, Inc. (the “Company”) issued and outstanding and includes warrants to purchase an aggregate of 2,158,841 shares of common stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of 22nd Century Group, Inc., a Nevada corporation. The principal executive offices of the Company are located at 9350 Main Street, Clarence, NY 14031.

Item 2. Identity and Background

(a)	Name: Joseph Pandolfino

(b)	Business address:

c/o 22nd Century Group, Inc.

9350 Main Street

Clarence, NY 14031

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Pandolfino currently serves as Chief Executive Officer and as a member of the Board of Directors of the Company.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No.

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration

Certain of the shares were acquired in connection with an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) between 22nd Century Limited, LLC, a privately held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Acquisition Sub”). On January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Company. The description of the Merger and the Merger Agreement are incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Subsequent to the Merger, Mr. Pandolfino acquired the securities reported herein directly from the Issuer and on the open market using his personal funds. In addition, certain of the securities were acquired pursuant to the Company’s Equity Incentive Plan.

Item 4. Purpose of Transaction

Mr. Pandolfino acquired the securities described herein for personal investment purposes or pursuant to the Company’s Equity Incentive Plan. In addition, as a condition to the consummation of the Merger, the Company and Mr. Pandolfino entered into an employment agreement, dated January 25, 2011, pursuant to which Mr. Pandolfino serves as the Chief Executive Officer of the Company. Mr. Pandolfino is also a director of the Company.

As disclosed in the Company’s public reports, the Company will need to raise funds through the issuance of debt or equity securities or through licensing its technology during the next twelve months in order to continue operations. Failure to raise sufficient funds would increase the risk that the Company would be unable to continue operations.

Other than as stated above, Mr. Pandolfino currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Pandolfino reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) As of July 31, 2013, the Company had 46,140,518 shares of the Common Stock issued and outstanding.  Based on the number of shares outstanding as of July 31, 2013, Mr. Pandolfino owned 16.2% of the Company’s outstanding Common Stock, which included 5,677,935 shares of the Common Stock and warrants to purchase an aggregate of 2,158,841 shares of the Common Stock.

(b)  Mr. Pandolfino has the sole power to vote and the sole power to direct the disposition of the shares that he beneficially owns.

(c)  Between June 25, 2013 and June 27, 2013, Mr. Pandolfino sold an aggregate of 197,600 shares of Common Stock in transactions on the open market at prices ranging between $0.70 and $0.71.

(d)  No person other than Mr. Pandolfino has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2011, Mr. Pandolfino and the Company entered into an Employment Agreement, pursuant to which Mr. Pandolfino provides services to the Company as its Chief Executive Officer. The Employment Agreement is incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1.	Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub. This agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

2.	Employment Agreement, dated January 25, 2011, by and between the Company and Joseph Pandolfino. This agreement is incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

3.	Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering. This form of warrant is incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

4.	Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering. This form of warrant is incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

5.	Form of Warrant issued by the Issuer upon conversion of the Note dated December 14, 2011, is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

6.	Form of Warrant to Securities Purchase Agreement dated May 15, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

7.	Form of Warrant to Securities Purchase Agreement dated November 9, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2013	/s/Joseph Pandolfino
Joseph Pandolfino